Exhibit 99.1

EBAY TO INTEGRATE VISA QIWI WALLET IN RUSSIA

Moscow, October 30, 2014 – eBay, one of the world’s largest online marketplaces, and QIWI plc (NASDAQ: QIWI; MOEX: QIWI), a leading provider of next generation payment services in Russia, announced today that Visa QIWI Wallet is now available as a payment option on eBay in Russia.

Starting November 5th, all Russian eBay customers will be able to pay for their purchases with Visa QIWI Wallet. The new service, which becomes an additional payment option on eBay along with PayPal and credit cards, will allow eBay customers to make online purchases in a simple and secure manner.

Visa QIWI Wallet can be easily topped-up using a wide range of channels: by cash in over 100 000 QIWI kiosks, via credit or debit cards, mobile phone balance or electronic money. Users can chose a suitable interface from a range of options like mobile and social network apps, website qiwi.com or QIWI kiosk.

According to Data Insight in 2013 about 70 percent of all commerce transactions in Russia – online and offline – were settled in cash, thus the new payment service is expected to open eBay to even more online shoppers.

Vladimir Dolgov, CEO of eBay Russia, said: “This is a significant strategic milestone for eBay in Russia which demonstrates our commitment to making online shopping safe and convenient for Russian consumers. By adding a locally recognized, immensely popular payment method to eBay in Russia, we are connecting shoppers in more ways than ever before with eBay merchants around the world. Visa QIWI Wallet in Russia is eBay’s first alternate payment option.”

Visa QIWI Wallet can be used to pay for over 250 million items offered by cross-border sellers on eBay to consumers in Russia. PayPal supports processing of Visa QIWI Wallet payments so merchants will continue to receive seamless transaction processing and receipt of funds.

“We are happy to offer our customers an opportunity to pay for their eBay purchases with Visa QIWI Wallet. This is a highly anticipated announcement for all online shoppers who have been looking for reliable online payment solution that is as simple and easy to use as cash,” said Sergey Solonin, CEO of QIWI Group.

As of June 30, 2014 QIWI has a userbase of 15.8 million active digital wallets. eBay users in Russia can quickly and easily sign up for Visa QIWI Wallet on qiwi.com, and make payments using QIWI with applicable purchases covered by eBay’s Money Back Guarantee.

Vladimir Malugin, Head of PayPal Russia, said: “Together with eBay we have started working on this project in the beginning of 2014. Our goal at PayPal is to make it as easy as possible for people in Russia to pay and get paid online. Enabling global merchants to accept QIWI payments into their PayPal accounts is another example of removing obstacles to the growth of Russian e-commerce.”

About eBay Inc.

eBay Inc. (NASDAQ: EBAY) is a global commerce and payments leader, providing a robust platform where merchants of all sizes can compete and win. Founded in 1995 in San Jose, Calif., eBay Inc. connects millions of buyers and sellers and enabled $205 billion of commerce volume in 2013. We do so through eBay, one of the world’s largest online marketplaces, which allows users to buy and sell in nearly every country on earth; through PayPal, which enables individuals and businesses to securely, easily and quickly send and receive digital payments; and through eBay Enterprise, which enables omnichannel commerce, multichannel retailing and digital marketing for global enterprises in the U.S. and internationally. We also reach millions through specialized marketplaces such as StubHub, the world’s largest ticket marketplace, and eBay classifieds sites, which together have a presence in more than 1,000 cities around the world. For more information about the company and its global portfolio of online brands, visit www.ebayinc.com.

About QIWI

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 15.8 million virtual wallets, over 171,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.